EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions except ratios)

	Years Ended
	June 30, 2007(1)	July 1, 2006(2)
Fixed charges:
Interest expense	$265	$305
Interest portion of rental expense	45	47

Total fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	310	352
Preference security dividends of consolidated subsidiaries	—	—
Capitalized interest	20	20

Total fixed charges	$330	$372

Earnings available for fixed charges:
Income before income taxes from continuing operations	$419	$193
Less undistributed (loss) income in minority-owned companies	(1)	—
Add minority interest in majority-owned subsidiaries	(5)	10
Add amortization of capitalized interest	11	11
Add fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	310	352

Total earnings available for fixed charges	$734	$566

Ratio of earnings to fixed charges	2.2	1.5

(1)	During fiscal 2007, the corporation recorded a pretax charge of $95 million in connection with certain restructuring activities. Also during fiscal 2007, the corporation recognized an impairment charge of $172 million and $120 million of contingent sales proceeds from the disposal of its European tobacco business in 1999.

(2)	During fiscal 2006, the corporation recorded a pretax charge of $86 million in connection with certain restructuring activities. Also during fiscal 2006, the corporation recognized an impairment charge of $193 million and $114 million of contingent sales proceeds from the disposal of its European tobacco business in 1999.